UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Soufun Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)

James C. Lin
Davis Polk & Wardwell
Hong Kong Club Building
3A Chater Road
Hong Kong
+852 2533 3368

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, five American Depositary Shares representing one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108	13D	Page 2 of 23 Pages

1.	NAME OF REPORTING PERSON Hunt 7-A Guernsey L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,389
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,389
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,389
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 3 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII-A L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,389
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,389
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,389
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(2)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 4 of 23 Pages

1.	NAME OF REPORTING PERSON Hunt 7-B Guernsey L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(3)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 5 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII-1 L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (4)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(4)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 6 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII-B L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(5)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 7 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI-1 L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (6)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(6)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 8 of 23 Pages

1.	NAME OF REPORTING PERSON Hunt 7-A GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,533,448
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,533,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,533,448
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (7)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(7)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 9 of 23 Pages

1.	NAME OF REPORTING PERSON Hunt 6-A Guernsey L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,429,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,429,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,429,476
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (8)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(8)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 10 of 23 Pages

1.	NAME OF REPORTING PERSON Hunt 6-A GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,429,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,429,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,429,476
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (9)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(9)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 11 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,429,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,429,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,429,476
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (10)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(10)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 12 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI GP L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,962,535
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,962,535
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,962,535
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (11)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(11)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 13 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI GP Co. Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,962,535
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,962,535
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,962,535
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (12)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(12)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 14 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII GP L.P. Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,533,448
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,533,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,533,448
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (13)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(13)       Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 15 of 23 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII GP Co. Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,533,448
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,533,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,533,448
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (14)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(14)        Based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

CUSIP No. 836034108	13D	Page 16 of 23 Pages

This Amendment No. 6 (this “Amendment No. 6”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2010 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on September 19, 2012 ( “Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on November 29, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on December 6, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC on January 9, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC on June 6, 2014 (“Amendment No. 5”, and together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”) relating to the Class A Ordinary Shares, HK$1.00 par value per share of SouFun Holdings Limited (the “Issuer”), a Cayman Islands exempted company with limited liability.  The Issuer’s American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, five American Depositary Shares representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.”

This Amendment No. 6 is being filed to report changes to the beneficial ownership as a result of the open market acquisition of ADSs, representing Class A Ordinary Shares by one or more Reporting Persons.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

The first sentence of the second paragraph of Item 2 is hereby amended and restated as follows:

Each of Apax 7-A, Apax 7-B and Apax 6-A is a Guernsey limited partnership and as of the date hereof, owns 4,000,389, 7,533,059  and 4,429,476  Class A Ordinary Shares, respectively.

The last two paragraphs of Item 2 are hereby amended and restated as follows:

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of June 13, 2014 is set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including those listed in Schedule A) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Between June 6, 2014 and June 12, 2014 (inclusive) the Reporting Persons purchased an aggregate of 4,127,000 ADSs, representing 825,400 Class A Ordinary Shares, in open market transactions, which amount constitutes 1.43% of the outstanding Class A Ordinary Shares.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) and (b)

CUSIP No. 836034108	13D	Page 17 of 23 Pages

The information set forth in the cover pages of this Amendment No. 6 is incorporated herein by reference.

All ownership percentages set forth in this Item 5 are based on 57,568,424 Class A Ordinary Shares outstanding as of March 31, 2014, as disclosed on Form 6-K filed by the Issuer on May 30, 2014.

Apax 7-A may be deemed to beneficially own 4,000,389 Class A Ordinary Shares, which amount constitutes 6.9% of the outstanding Class A Ordinary Shares.  Apax Europe VII-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Apax 7-B may be deemed to beneficially own 7,533,059 Class A Ordinary Shares, which amount constitutes 13.1% of the outstanding Class A Ordinary Shares.  Each of Apax Europe VII-1, L.P., Apax Europe VII-B, L.P. and Apax Europe VI-1, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Hunt 7-A GP Limited, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,533,488 Class A Ordinary Shares with Apax 7-A and Apax 7-B, which amount constitutes 20.0% of the outstanding Class A Ordinary Shares.

Apax 6-A may be deemed to beneficially own 4,429,476 Class A Ordinary Shares, which amount constitutes 7.7% of the outstanding Class A Ordinary Shares.  Each of Hunt 6-A GP Limited and Apax Europe VI-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Each of the Apax Europe VII Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,533,448 Class A Ordinary Shares with the Apax Europe VII Funds, which amount constitutes 20.0% of the outstanding Class A Ordinary Shares.

Each of the Apax Europe VI Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,962,535 Class A Ordinary Shares with the Apax Europe VI Funds, which amount constitutes 20.8% of the outstanding Class A Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Apax 7-A, Apax 7-B or Apax 6-A that it is the beneficial owner of any of the Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than as disclosed below, there have been no transactions in the Issuer’s shares by the Reporting Persons.

On June 6, 2014, Apax 7-A acquired 119,037 ADSs, representing 23,807 Class A Ordinary Shares, Apax 7-B acquired 224,157 ADSs, representing 44,831 Class A Ordinary Shares and Apax 6-A acquired 131,806 ADSs representing 26,361 Class A Ordinary Shares, in each case through its broker Credit Suisse Securities (USA) LLC in an open market transaction for $11.19 per ADS, representing $55.95 per share.

On June 9, 2014, Apax 7-A acquired 263,135 ADSs representing 52,627 Class A Ordinary Shares, Apax 7-B acquired 495,505 ADSs, representing 99,101 Class A Ordinary Shares and Apax 6-A acquired 291,360 ADSs, representing 58,272 Class A Ordinary Shares, in each case through its broker Credit Suisse Securities (USA) LLC in an open market transaction for $11.06 per ADS, representing $55.28 per share.

On June 10, 2014, Apax 7-A acquired 320,023 ADSs, representing 64,005 Class A Ordinary Shares, Apax 7-B acquired 602,628 ADSs, representing 120,526 Class A Ordinary Shares and Apax 6-A acquired 354,349 ADSs,  representing 70,870 Class A Ordinary Shares, in each case through its broker Credit Suisse Securities (USA) LLC in an open market transaction for $10.50 per ADS, representing $52.52 per share.

CUSIP No. 836034108	13D	Page 18 of 23 Pages

On June 11, 2014, Apax 7-A acquired 250,605 ADSs, representing 50,121 Class A Ordinary Shares, Apax 7-B acquired 471,910 ADSs, representing 94,382 Class A Ordinary Shares and Apax 6-A acquired 277,485 ADSs, representing 55,497 Class A Ordinary Shares, in each case through its broker Credit Suisse Securities (USA) LLC in an open market transaction for $10.57 per ADS, representing $52.85 per share.

On June 12, 2014, Apax 7-A acquired 81,447 ADSs, representing 16,289 Class A Ordinary Shares, Apax 7-B acquired 153,370 ADSs, representing 30,674 Class A Ordinary Shares and Apax 6-A acquired 90,183 ADSs, representing 18,037 Class A Ordinary Shares, in each case through its broker Credit Suisse Securities (USA) LLC in an open market transaction for $9.62 per ADS, representing $48.09 per share.

CUSIP No. 836034108	13D	Page 19 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2014

HUNT 7-A GUERNSEY L.P. INC

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

HUNT 7-B GUERNSEY L.P. INC

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

HUNT 7-A GP LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

HUNT 6-A GUERNSEY L.P. INC

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

CUSIP No. 836034108	13D	Page 20 of 23 Pages

HUNT 6-A GP LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF APAX EUROPE VI-A, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF APAX EUROPE VI-1, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF APAX EUROPE VII-A, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

CUSIP No. 836034108	13D	Page 21 of 23 Pages

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF APAX EUROPE VII-B, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF APAX EUROPE VII-1, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

APAX EUROPE VI GP L.P. INC.

By:	Apax Europe VI GP Co. Limited, its general partner

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

CUSIP No. 836034108	13D	Page 22 of 23 Pages

APAX EUROPE VII GP L.P. INC.

By:	Apax Europe VII GP Co. Limited, its general partner

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

CUSIP No. 836034108	13D	Page 23 of 23 Pages

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Jeremy Arnold (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Gordon Purvis (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Andrew Guille (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

David Staples (British Citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ

Simon Cresswell (Australian citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited 33 Jermyn Street, London SWIY 6DN

Nicholas Kershaw (British citizen)	Director of Apax Europe VI GP Co. Limited Director of Apax Europe VII GP Co. Limited Third Floor, Royal Bank Place, 1 Glategeny Esplanade, St Peter Port, Guernsey GY1 2HJ